EARLY WARNING REPORT PURSUANT TO PART 3 OF
NATIONAL INSTRUMENT 62-103

1.	Name and Address of Offeror

Cardero Resource Corp.
Suite 2300 – 1177 West Georgia Street
Vancouver, British Columbia CANADA V6E 2K3

2.

The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

The Offeror has acquired additional securities of Trevali Mining Corporation (formerly “Trevali Resources Corp.”) (“TMC”) in connection with the repayment of a USD 8 million loan (“Loan”) made by the Offeror to Kria Resources Ltd. (“Kria”), now a wholly owned subsidiary of TMC, on January 14, 2011. The effective date of the repayment of the Loan was January 16, 2012 (“Repayment Date”), and on that date, the Offeror acquired beneficial ownership and control of an additional 4,149,521 common shares, and warrants to purchase an additional 2,074,760 common shares, of TMC. The common shares of TMC so acquired represent 2.79% of the common shares of TMC issued immediately following the Loan repayment. Assuming the exercise on the Repayment Date of the warrants so acquired, the aggregate common shares acquired in connection with the Loan repayment would represent 4.13% of the then issued and outstanding common shares of TMC.

3.

The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Prior to the acquisition noted above, the Offeror held 11,159,432 common shares, representing 7.73% of the outstanding common shares, plus warrants to acquire an additional 3,253,572 common shares of TMC which, if exercised, would have resulted in the Offeror holding an aggregate of 9.77% of the then outstanding shares. Accordingly, following such acquisition, the Offeror holds 15,308,953 common shares. These common shares represent 10.318% of the common shares of TMC issued as at the Repayment Date. The Offeror also holds warrants to purchase an additional 5,328,332 common shares of TMC. Assuming the exercise on the Repayment Date of such warrants, the Offeror would then hold 20,637,285, or 13.42%, of the then issued and outstanding common shares of TMC.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

	(a)	the Offeror, either alone or together with any joint actors, has ownership and control:

The Offeror, alone, has ownership and control over an aggregate of 15,308,953 common shares of TMC plus warrants to purchase an additional 5,328,332 common shares of TMC.

	(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror of any joint actor:

None.

	(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The common shares of TMC trade on the Toronto Stock Exchange, the Lima Stock Exchange and the Frankfurt Stock Exchange. However, the securities of TMC acquired by the Offeror were acquired in an off-market transaction pursuant to the repayment of the Loan.

6.

The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

The securities of TMC acquired in connection with the Loan repayment consisted of units (“Units”) with each Unit being comprised of one common share of TMC and one-half of one transferrable common share purchase warrant, at a deemed price of CAD 0.90 per Unit. The total amount repaid by the issuance of the Units was CAD 3,734,569.

7.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the securities as a consequence of repayment of the Loan. The Offeror will hold the securities of TMC acquired by it pursuant to the Loan repayment, and all other securities of TMC currently held, for investment purposes only, and not for the purpose of influencing control or direction over

TMC. The Offeror will, however, review its holdings in TMC from time to time, and may increase or decrease its position as future circumstances dictate.

8.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities:

There only material agreement in connection with the Loan repayment transaction was a Loan Repayment Agreement dated January 16, 2012, which provided for repayment of the Loan, plus interest (aggregating USD 8,645,260) as to USD 5 million in cash from Kria (which was paid) and the balance of USD 3,645,260 (equivalent to CAD 3,734,569) being satisfied by TMC issuing 4,149,521 Units to Cardero.

9.	The names of any joint actors in connection with the disclosure required by this report:

None.

10.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The Units were acquired in repayment of a portion of the Loan at a deemed price of CAD 0.90 per Unit.

11.

If applicable, a description of any change in any material fact set out in a report of the Offeror under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

The Offeror previously held warrants to purchase 1,280,000 common shares of TMC, which expired, unexercised, on January 14, 2012.

12.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance:

Not applicable.

DATED at Vancouver, British Columbia, this 16th day of January, 2012.

CARDERO RESOURCE CORP.

Per: (signed) Lawrence W. Talbot

Lawrence W. Talbot,
Vice-President and General Counsel